Exhibit 99.1

FOR IMMEDIATE RELEASE:

Strategic Leadership Transition at HUB Security: Noah Hershcoviz Appointed CEO while Uzi Moscovich Assumes back an Active Director Role

Tel-Aviv Israel, December 4, 2023 /PRNewswire/ - HUB Cyber Security Ltd. (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services ("HUB Security" or the "Company"), is pleased to announce significant changes to its executive leadership team, marking a strategic shift to propel the Company's business and target shareholder value.

HUB’s board has unanimously appointed Noah Hershcoviz as the new Chief Executive Officer. Noah currently serves as the Company’s Chief Strategy Officer and a member of its Board of Directors, and his deep understanding of the Company's vision and his strategic acumen position him as an exceptional candidate to lead HUB Security into its next growth phase. His appointment is effective immediately.

Noah commented on his appointment, stating: “Many of our general public and institutional investors are well familiar with my work at HUB. I believe HUB is undervalued and can reach new heights in its business performance. I took this position to work hard on restoring investor confidence and building a formidable business, which I am confident can be achieved. I have a clear execution plan and will communicate regularly with our shareholders, bringing a new level of transparency.”

Noah was formerly a member of the EY Transaction Advisory team and has global banking and business experience with multi-billion-dollar international public companies and IPOs. Noah has played a central role in raising capital for HUB and strengthening the management team while building the forward strategy including setting the stage for forthcoming business combinations. He has also been responsible for interacting with HUB’s global shareholders. Noah has become a pivotal contributor to HUB’s vision and future, which was the fundamental reason behind his appointment as the Company’s CEO.

Simultaneously, Uzi Moscovich, who was the Chairman of the Board up till 11 months ago, and played a crucial role in navigating HUB Security through multiple challenges and restoring stability following the termination of the previous CEO, will be assuming back the role of Active Director on the board.

For further information or inquiries, please contact: info@hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd ("HUB Security" or the “Company”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances, as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "future," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "seem," "should," "will," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) The satisfaction of the development milestones set in forth in the agreement; (ii) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (iii) the war between Israel and Hamas commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (iv) expectations regarding HUB Security's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security's ability to invest in growth initiatives and pursue acquisition opportunities; (v) the outcome of any legal or regulatory proceedings that may be instituted against HUB Security in connection with our previously announced internal investigation or otherwise; (vi) the ability to cure and meet stock exchange continued listing standards; (vii) the risk that the consummation of the business combination in February 2023 will disrupt HUB Security's operations and future plans; (viii) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (ix) limited liquidity and trading of HUB Security’s securities; (x) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xi) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xii) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.